SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of June 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of June 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.   Press Release dated June 5, 2006
2.   Press Release dated June 20, 2006
3.   Press Release dated June 21, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: June 21, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing Appoints Martin Carsky as Director
Burnaby, B.C., Canada — June 5, 2006 — Mr. Irving Ebert, Chair of the Board of Directors of Spectrum Signal Processing Inc., today announced the appointment of Mr. Martin Carsky to the Company’s Board of Directors and as Chair of its Audit and Governance Committee.
“On behalf of Spectrum’s entire Board of Directors, I would like to extend Martin a warm welcome to the Company’s board,” said Mr. Ebert. “Martin has considerable senior experience with a range of US and Canadian listed companies and, being Vancouver-based, is able to work closely with Spectrum’s management team and auditors.”
Mr. Ebert continued, “I would also like to thank Mr. David E. Scott for serving in the important role of interim Chair of Spectrum’s Audit and Governance Committee since January of this year.”
Mr. Carsky is the President, Chief Executive Officer and Chief Financial Officer of Cryopak Industries Inc. Mr. Carsky has over 15 years of corporate finance and management experience including extensive capital markets, corporate development and restructuring experience with Cryopak Industries Inc., Anthem Works Ltd. (formerly Anthem Properties Corp.), Alderwoods Group Inc. (formerly the Loewen Group Inc.) as well as from consulting roles with various mid-market companies. Mr. Carsky is a Director of Cryopak Industries Inc., Kruger Capital Corp., the Vancouver Chapter of the Association for Corporate Growth and the Pacific Otolaryngology Foundation. Mr. Carsky holds a Chartered Accountant designation and earned a Bachelor of Science degree in Chemistry from the University of British Columbia.
“I’m delighted to join Spectrum’s Board of Directors,” stated Mr. Carsky. “I believe that I bring a unique combination of senior operational experience and financial depth gained from years of experience with mid-market companies and I look forward to contributing to Spectrum’s growth.”
Currently, Spectrum’s Board of Directors consists of:
•	Martin Carsky, President, Chief Executive Officer and Chief Financial Officer, Cryopak Industries Inc.;
•	Irving Ebert, Independent Corporate Director;
•	Andrew Harries, President and Chief Executive Officer, Zeugma Systems, Inc.;
•	Jules Meunier, Independent Corporate Director;
•	Matthew Mohebbi, Vice President and General Manager of Mobile Satellite Systems, Hughes Networks Systems, Inc.;
•	David E. Scott, Independent Corporate Director; and,
•	Pascal Spothelfer, President and Chief Executive Officer, Spectrum Signal Processing Inc.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

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FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

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F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum flexComm SDR-4000 Software Defined Radio Subsystem
Now Integrated with Objective Interface Systems ORBexpress RT
Partnership delivers small-footprint Common Object Request Broker Architecture (CORBA) on small form factor software defined radio platform
Burnaby, B.C., Canada and Herndon, VA—June 20, 2006 — Spectrum Signal Processing Inc. and Objective Interface Systems, Inc. today announced they have entered into an agreement to integrate and market Objective Interface’s ORBexpress® RT with Spectrum’s flexComm™ SDR-4000 software defined radio (SDR) signal processing platform.
ORBexpress RT is a real-time CORBA Object Request Broker (ORB) that enables software developers to simplify the development of distributed software applications, build scalable, efficient and robust applications, and reduce overall development time, meeting time-to-market requirements. The SDR-4000 is Spectrum’s new, ruggedized commercial-off-the-shelf software defined radio platform that supports the Software Communications Architecture (SCA).
“ORBexpress RT is fast, lean and predictable, making it ideal for use with the SDR-4000 to support digitization and processing of complex waveforms requiring low-latency deterministic operation,” said Mark Briggs, Vice President, Marketing at Spectrum Signal Processing. “Furthermore, ORBexpress is free of a run-time license, thereby minimizing its cost when used in volume deployments. The size, weight, power and performance attributes of the SDR-4000 integrated with ORBexpress make it ideally suited for volume mobile radio applications.”
“By integrating one of the most widely adopted ORBs in the defense and military space with an industry-leading signal processing platform, Objective Interface and Spectrum can provide integrated software defined radio solutions that simplify our customers’ supply chains,” said Joseph Jacob, Senior Vice President, Sales and Marketing at Objective Interface Systems. “Our solution can reduce our customers’ time-to-deployment and mitigate the time, risk and expense of in-house development.”
The SCA, developed by the United States Department of Defense for its Joint Tactical Radio System program, specifies how hardware and software elements of a radio interact to support software defined radio functionality. A key component of the SCA is the requirement to use CORBA as a middleware layer for the application framework and waveform application components operating on general-purpose processors. ORBexpress RT provides critical real-time CORBA capabilities to support deterministic systems where speed, predictability and reliability are important. It provides a minimal footprint, low latency and low overhead to allow software defined radio developers to build scalable, efficient and robust applications.
Spectrum’s SDR-4000 3U CompactPCI®-based rugged platform uses heterogeneous processing to provide high-performance, real-time signal processing for tactical military radios. The platform includes the PRO-4600 software defined radio modem processing engine and the XMC-3321 dual-transceiver input/output mezzanine card. The SDR-4000 also includes Spectrum’s quicComm™ hardware abstraction layer and software development library.
Details on the SDR-4000 can be found at www.spectrumsignal.com/products.
ABOUT OBJECTIVE INTERFACE SYSTEMS, INC.
Objective Interface is the worldwide leader of high-performance, real-time and embedded communications middleware solutions. The company provides CORBA ORBs, publish-subscribe technology based on the Object Management Group (OMG) Data Distribution Service standard (DDS), and secure communications middleware development tools based on the Multiple Independent Levels of Security/Safety (MILS) architecture to meet the high-performance requirements of military and aerospace, telecommunications, data communications, industrial automation and process control, transportation and consumer electronics markets. Objective Interface products are the communications core of many mission-critical products and systems including mission-critical avionics systems, network management, vehicle control and management systems, software defined radio, telecommunication systems, process control systems and nuclear fusion ignition facilities. Objective Interface customers consist of the world’s most advanced product and engineering organizations including Boeing, BAE Systems, British Aerospace, CERN, Daimler-Benz, EADS, Ericsson, Eurocontrol, General Dynamics, Harris, Hughes Network Systems, ITT, Kawasaki Heavy Industries, Lawrence Livermore National Labs, Lockheed Martin, Lucent,

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Nikon, Nortel, Northrop Grumman, Philips, Raytheon, Rockwell Collins, Rohde & Schwarz, Saab, Samsung, Sandia, Selex Communications, Spectrum Signal, Telefunken, Thales, TRW, the U.S. Department of Defense, ViaSat and many others. For more information, please visit: www.ois.com.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. ORBexpress is a registered trademark of Objective Interface Systems, Inc. CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
EDITORIAL CONTACTS
OBJECTIVE INTERFACE SYSTEMS CONTACTS
Joseph Jacob
Senior Vice President, Sales and Marketing
Tel: 703.295.6516
Email: joe.jacob@ois.com
Maria Vetrano
Vetrano Communications
Tel: 617.876.2770
Email: m.vetrano@vetrano.com
SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.comM

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F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing Announces Notice of Termination
For Convenience of Globalstar Contract
Columbia, MD — June 21, 2006 — Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced that it has received notice of termination for convenience of its contract with Globalstar, Inc.
The end customer funded contract was for the supply of SDR-3000 hardware, software and related engineering services that would address that customer’s specific asset tracking needs through the modification of the Globalstar network of ground stations. Spectrum and Globalstar continue to evaluate technical approaches to satisfy the operational requirements of this end customer.
As a result of the termination notice, Spectrum will be limited to realizing approximately $960,000 of the $1.0 million original contract value.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm is a trademark of Spectrum Signal Processing Inc. All other trademarks are the property of their respective owners.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Phone: 604.676.6733
Email: brent_flichel@spectrumsignal.com

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